UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   The Estee Lauder 2002, Trust (1)
   c/o Leonard A. Lauder
   The Estee Lauder Companies Inc.
   767 Fifth Avenue
   New York, NY  10153
   USA
2. Issuer Name and Ticker or Trading Symbol
   The Estee Lauder Companies Inc.
   EL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   April 30, 2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) (X) Other (specify below)
   Trust with Insider Trustee
7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Class A Common Stock       |(3)   |    | |                  |   |           |(3), (5)           |(3)(5)|                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Class B Common Stock  |1:1     |4/5/2|G(2)|V|10,188,803 |D  |Immed|NA   |Class A Comm|10,188,|NA     |2,001,049 (3|(3)|            |
                      |        |002  |    | |           |   |.    |     |on Stock    |803    |       |)           |   |            |
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Class B Common Stock  |1:1     |4/5/2|G(2)|V|10,188,803 |A  |Immed|NA   |Class A Comm|10,188,|NA     |10,188,803 (|D(4|            |
                      |        |002  |    | |           |   |.    |     |on Stock    |803    |       |4)          |)  |            |
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Contract (TRACES II) (|(3)     |(3)  |    | |           |   |     |     |Class A Comm|(3)    |       |(3)         |(3)|            |
3)                    |        |     |    | |           |   |     |     |on Stock    |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Explanation of
Responses:
 Reporting Person:	The Estee Lauder 2002 Trust
Issuer Name:	The Estee Lauder Companies
Inc.
Address:		c/o Leonard A. Lauder,
Trustee
			767 Fifth
Avenue
			New York, NY
10153
(1)	Designated filer on behalf of (a) the Reporting Person (the "EL 2002
Trust"), of which RSL and LAL are co-Trustees and beneficiaries, (b)
The Estee Lauder 1994 Trust (the "EL 1994 Trust"), (c) Ronald S. Lauder
("RSL"), a Director, executive officer (Chairman Clinique Laboratories, Inc.)
and a 10% owner of the Issuer, (d) Leonard A. Lauder ("LAL"), Chairman of the
Board of Directors and a 10% owner of the Issuer, and (e) Evelyn H.
Lauder ("EHL") (who is the spouse of LAL), an executive officer (Senior
Corporate Vice President) of the Issuer.
(2)	On April 5, 2002, the EL 1994 Trust, of which RSL and LAL were at the time co-Trustees and beneficiaries, transferred by gift 10,188,803 shares of Class B Common Stock to the Reporting Person in a transaction that did not affect the beneficial ownership of these shares.
(3)	On April 8, 2002, RSL and LAL resigned as co-Trustees of the EL 1994 Trust.
 As a result of the foregoing, the EL 1994 Trust is no longer subject to Section 16 and RSL and LAL have ceased to be beneficial owners of the securities held by the EL 1994 Trust.  On April 8, 2002, the EL
1994 Trust owned directly (a) 4,498,951 shares of Class A Common Stock, (b)
2,001,049 shares of Class B Common Stock and (c) a forward
purchase agreement (the "Contract") entered into on February  17, 1999 with the
Estee Lauder Automatic Common Exchange Security Trust II (the
"TRACES II Trust"), a trust not affiliated with any Reporting Person or the
Issuer, in connection with an offering of certain securities issued by the
TRACES II Trust.  The Contract obligates the EL 1994 Trust to deliver to the
TRACES II Trust on May 23, 2002 not fewer than 3,380,200 and not more than 3,988,438 shares of Class A Common Stock or, at the EL 1994 Trust's option, in lieu of shares, an amount of cash equal to the then Average
Market Price (as defined in the Contract) of the number of shares otherwise deliverable.
(4)	At April 30, 2002, after the transactions above, the amounts of Class B
Common Stock beneficially owned by:
(a)	RSL includes (i) 24,255,555 held directly, (ii) 3,182 shares held indirectly as Trustee of The Descendants of Ronald S. Lauder 1966 Trust,
(iii) 10,188,803 shares held indirectly as co-Trustee and beneficiary of the EL
2002 Trust, and (iv) 3,846,154 shares held indirectly as a general partner of Lauder & Sons L.P. (RSL is also a Trustee of The 1995 Estee Lauder
RSL Trust, which is also a general partner of Lauder & Sons L.P.).
RSL disclaims beneficial ownership of the shares in clauses (ii), (iii) and
(iv) to the extent he does not have a pecuniary interest in such securities.
(b)	LAL includes (i) 3,829,216 shares held indirectly as grantor of a grantor retained annuity trust (the "GRAT"), (ii) 42,705,540 shares held indirectly as the majority stockholder of LAL Family Corporation, which is the sole general partner of LAL Family Partners L.P. (a limited partnership in which LAL has sole voting and investment power), (iii) 3,846,154 shares held indirectly as general partner of Lauder & Sons L.P. (LAL is also a trustee of The 1995 Estee Lauder LAL Trust, which is also a general partner of
Lauder & Sons L.P.), and (iv) 10,188,803 shares held indirectly as co-Trustee and beneficiary of the EL 2002 Trust.  LAL disclaims beneficial ownership of the shares in clauses (i), (ii), (iii) and (iv) to the extent he does not have a pecuniary interest in such
securities.
(c) EHL includes 60,569,713 shares held indirectly by her husband, LAL.  EHL disclaims beneficial ownership of securities owned indirectly by her husband, LAL.
(5)	At April 30, 2002, after the transactions above, the amounts of Class A
Common Stock beneficially owned by:
(a)	RSL includes (i) 1,000,000 shares held directly, (ii) 3,182 shares held indirectly as Trustee of The Descendants of Ronald S. Lauder 1966
Trust, (iii) 15,384 shares held indirectly as a general partner of Lauder &
Sons L.P. (RSL is also a Trustee of The 1995 Estee Lauder RSL Trust, which is also a general partner of Lauder & Sons L.P.), and (iv) 1,300,000 shares held indirectly as co-Trustee of The Estee Lauder 2001 Charitable Trust
(the "EL 2001 Trust").  RSL disclaims beneficial ownership of the shares in clauses (ii), (iii) and (iv) to the extent he does not have a pecuniary interest in such securities.  RSL has a short position of 7,394,986 shares of
Class A Common Stock established prior to the Issuer's initial public offering.
(b)	LAL includes (i) 5,150,269 shares held directly, (ii) 2,355,782 shares held indirectly as grantor of the GRAT, (iii) 3,579,302 shares held indirectly as the majority stockholder of LAL Family Corporation, which is the sole general partner of LAL Family Partners L. P., (a limited partnership in which LAL has sole voting and investment power), (iv) 15,384 shares held indirectly as general partner of Lauder & Sons L.P., (v) 1,300,000 shares held indirectly as co-Trustee and beneficiary of the EL 2001 Trust, and (vi)
390,000 shares indirectly which are held directly by his wife, EHL.  LAL disclaims beneficial ownership of the shares in clauses (ii), (iii), (iv) and
(v) to the extent he does not have a pecuniary interest in such securities and he disclaims beneficial ownership of the shares in clause (vi) owned by his wife.
(c)	EHL includes (i) 390,000 shares held directly, (ii) 5,150,269 shares held directly by her husband, LAL, and (iii) 7,250,468 shares held indirectly by her husband.  EHL disclaims beneficial ownership of securities owned directly or indirectly by her husband, LAL.
Joint Filer
Information
Name: Leonard A.
Lauder
Address: The Estee Lauder Companies
Inc.
767 Fifth
Avenue
New York, NY
10153
Designated Filer: The Estee Lauder 2002
Trust
Issuer and Ticker Symbol: The Estee Lauder Companies Inc.
(EL)
Statement for:
4/30/2002
Signature:/s/  Leonard A.
Lauder
Name: Ronald S.
Lauder
Address: The Estee Lauder Companies
Inc.
767 Fifth
Avenue
New York, NY
10153
Designated Filer: The Estee Lauder 2002
Trust
Issuer and Ticker Symbol: The Estee Lauder Companies Inc.
(EL)
Statement for:
4/30/2002
Signature: /s/ Ronald S.
Lauder
Name: Evelyn H.
Lauder
Address: The Estee Lauder Companies
Inc.
767 Fifth
Avenue
New York, NY
10153
Designated Filer: The Estee Lauder 2002
Trust
Issuer and Ticker Symbol: The Estee Lauder Companies Inc.
(EL)
Statement for:
4/30/2002
Signature: /s/ Evelyn H.
Lauder
Name: Ronald
Weintraub
Address: c/o George Maguire, Debevoise and
Plimpton
919 Third
Avenue
New York, NY
10022
Designated Filer: The Estee Lauder 2002
Trust
Issuer and Ticker Symbol: The Estee Lauder Companies Inc.
(EL)
Statement for:
4/30/2002
Signature: /s/  Ronald Weintraub,
trustee

SIGNATURE OF REPORTING PERSON
/s/ Leoanrd A. Lauder, Trustee
DATE
5/10/02